Exhibit 99.6

Emera Reports 2022 Second Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2022 second quarter financial results.

Highlights

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Quarterly adjusted EPS (1) increased $0.05 or 9% to $0.59 compared to $0.54 in Q2 2021. Quarterly reported net loss per common share increased $0.18 to $(0.25) in Q2 2022 compared to a net loss per common share of $(0.07) in Q2 2021 due to higher mark-to-market (“MTM”) losses.

•	Year-to-date, adjusted EPS (1) increased $0.02 or 1% to $1.51 compared to $1.49 in Q2 2021. Year-to-date reported EPS increased by $0.11 to $1.12 from $1.01 in 2021 due to lower MTM losses.

•

Contributions from regulated utilities increased adjusted EPS (1) 18% for the quarter and 12% year-to-date primarily driven by new rates and favourable weather at Tampa Electric and continued growth at both Tampa Electric and People’s Gas (“PGS”) year-to-date. These increases were partially offset by higher corporate costs, lower contributions from Emera Energy and a higher share count.

•	On track to fully execute on 2022 capital plan with almost $1.1B of capital investment in cleaner and reliable energy in the first half of 2022.

“Our portfolio of high-quality regulated assets continues to deliver solid performance and predictable earnings growth, driven by strong results from our Florida utilities” said Scott Balfour, President and CEO of Emera Inc. “Our strategy continues to deliver for both customers and shareholders, with our focus on a clean energy transition that ensures grid reliability and minimizes the cost impacts to customers.”

Q2 2022 Financial Results

Q2 2022 reported net loss was $67 million, or $0.25 per common share, compared with a net loss of $17 million, or $0.07 per common share, in Q2 2021. Reported net income included a $223 million after-tax MTM loss, primarily at Emera Energy.

Q2 2022 adjusted net income(1) was $156 million, or $0.59 per common share, compared with $137 million, or $0.54 per common share, in Q2 2021. The increase was primarily due to higher earnings contribution from Tampa Electric, partially offset by realized gains on foreign exchange hedges in 2021 which did not reoccur in 2022.

Year-to-date Financial Results

Year-to-date reported net income was $295 million or $1.12 per common share, compared with net income of $256 million or $1.01 per common share year-to-date in 2021. Year-to-date reported net income included a $96 million after-tax MTM loss primarily at Emera Energy and $7 million of NSP Maritime Link Inc. (“NSPML”) unrecoverable costs.

Year-to-date adjusted net income(1) was $398 million or $1.51 per common share, compared with $380 million or $1.49 per common share year-to-date in 2021.

Growth in year-to-date adjusted net income was primarily due to higher earnings contribution from Tampa Electric. This was partially offset by increased corporate expenses due to the timing of long-term compensation and related hedges, lower earnings contribution from Emera Energy Services (“EES”), realized gains on foreign exchange hedges in 2021 and increased preferred stock dividends due to issuance of preferred shares in 2021.

The impact of the change in the foreign exchange rate on net income in Q2 and year-to-date in 2022 was minimal. The weakening of the CAD increased adjusted net income by $7 million in Q2 and year-to-date in 2022, compared to the same period in 2021.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2021 to 2022.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30
Adjusted net income – 2021 [1,2]	$137	$380
Operating Unit Performance
Increased earnings at Tampa Electric due to higher revenues as a result of rate increases effective January 2022, favourable weather and customer growth, partially offset by higher operating, maintenance and general expenses (“OM&G”)	36	65
Year-to-date, earnings increased at NSPI driven by higher sales volumes, partially offset by increased OM&G primarily due to higher storm costs, and increased information technology and power generation costs	(1)	8
Decreased earnings year-over-year at EES reflecting 2021’s Winter Storm Uri, which resulted in incremental margin	(4)	(16)
Corporate
Increased preferred stock dividends due to issuance of preferred shares in 2021	(4)	(9)
Increased foreign exchange loss, pre-tax, primarily due to realized gains on foreign exchange hedges in 2021	(11)	(13)
Increased OM&G, pre-tax due to the timing of long-term compensation and related hedges	(4)	(19)
Other Variances	7	2
Adjusted net income – 2022 [1,2]	$156	$398

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the effect of MTM adjustments, net of tax, and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended June 30		Six Months ended June 30
millions of Canadian dollars (except per share amounts)	2022	2021	2022	2021
Adjusted net income [1,2]
Florida Electric Utility	$161	$125	273	208
Canadian Electric Utilities[2]	39	44	137	132
Gas Utilities and Infrastructure	39	34	116	114
Other Electric Utilities[2]	8	-	9	7
Other [2,3]	(91)	(66)	(137)	(81)
Adjusted net income[1,2]	$156	$137	398	380
MTM loss, after-tax[4]	(223)	(154)	(96)	(124)
NSPML unrecoverable costs[5]	-	-	(7)	-
Net income (loss) attributable to common shareholders	$(67)	$(17)	295	256

Earnings (loss) per share (basic)	$(0.25)	$(0.07)	1.12	1.01

Adjusted Earnings per share (basic) [1,2]	$0.59	$0.54	1.51	1.49

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments and the impact of the NSPML unrecoverable costs.

3 Primarily due to higher foreign exchange loss largely driven by realized gains on foreign exchange hedges in 2021, lower contributions from EES, increased preferred share financing costs and timing of long-term compensation and related hedges.

4 Net of income tax recovery of $91 million for the three months ended June 30, 2022 (2021- $62 million recovery) and $37 million recovery for the six months ended June 30, 2022 (2021- $49 million recovery).

5 After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted earnings per common share – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q2 2022 MD&A which is incorporated herein by reference and can be found on SEDAR at www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Wednesday, August 10, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2022 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $36 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com

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